SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 9, 2019.

TRANSLATION

Buenos Aires, October 9, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VI of the ByMA Listing Regulations.

In this regard, and continuing with our communication dated September 16, 2019, we inform you that on October 9, 2019, we completed the final tests to confirm definitive control over the LLLO-X2 well, located in the Exploitation Concession Loma La Lata - Sierra Barrosa, Province of Neuquén.

During the upcoming days, security measures will be maintained at the location while the equipment which is currently deployed on the field is removed.

Through a special operation we were able to contain the pressure and secure the facilities, in order to proceed to the drowning and cementation of the well.

The operation was carried out jointly by U.S. contractor Wild Well Control and YPF specialists.

In addition, since the inception of the incident, permanent monitoring of the soil, air and water is maintained across different reference points throughout the area. All results obtained have been within normal parameters and we have communicated such results to the applicable authorities.

YPF renews its commitment to provide all of the available resources to operate in a safe manner.

Yours faithfully,

Sergio Giorgi

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 10, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer